Exhibit 99.10

For Immediate Release

September 29, 2021

Global Value Investment Corp. Comments on ISS Recommendations at Rocky Mountain Chocolate Factory

Milwaukee, WI, September 29, 2021 // Global Value Investment Corp. (“GVIC”), a value-oriented investment research and advisory firm located in Milwaukee, Wisconsin, today sent a letter to Institutional Shareholder Services, Inc. (“ISS”) questioning its recent recommendations to shareholders of Rocky Mountain Chocolate Factory, Inc. (“Rocky Mountain”) (NASDAQ: RMCF).

“In our opinion, the ISS report overlooks critical considerations at Rocky Mountain, including the substantial change that has been effected to date,” said GVIC portfolio manager JP Geygan. “As holders of 8.1% of Rock Mountain’s common stock, GVIC has a strong interest in the outcome of the upcoming annual meeting. To us, the choice is clear: Rocky Mountain’s slate of directors and operational plan are superior, and we intend to support them.”

GVIC’s letter, which can be accessed by visiting this link, raises the following points:

•	Rocky Mountain has made, or has committed to making, meaningful improvements in corporate governance, including board refreshment.
•	The operational plan presented by Rocky Mountain is thoughtful, measured, and reasonable. GVIC agrees with ISS’s statement that “the dissident has not disclosed a sufficiently detailed go-forward plan to merit outright control of the board.”
•	The dissident group has not identified a CEO candidate. GVIC is deeply concerned that current members of senior management would quickly exit if the dissident group’s nominees were elected. This could impose substantial expense – in addition to significant disruption – on Rocky Mountain at a critical time.
•	Contrary to the dissident group’s claim, Rocky Mountain has favorably resolved a dispute with its Canadian franchisee, Immaculate Confection. Recent comments by Rocky Mountain suggest that the board is open to a combination, which would provide an avenue to quickly refresh Rocky Mountain’s branding, packaging, and positioning.
•	GVIC does not see a path to a combination with Immaculate Confection if the dissident group prevails. This as an existential threat to Rocky Mountain: Immaculate Confection presents an immediate avenue to a refreshed and reinvigorated brand, but if its relationship with Rocky Mountain sours, it could become a formidable competitor.
•	GVIC believes the election of the dissident group’s nominees to the Board may result in a change of control, executive departures, and business disruptions that could permanently impair the franchise.

About Global Value Investment Corp.

Global Value Investment Corp. is a value-oriented investment research and advisory firm focused on investing in the equity and debt of publicly traded companies around the world. The firm was founded in 2007 in Milwaukee, WI.

For Further Information Contact:

JP Geygan

Global Value Investment Corp.

262-478-0640

Info@gvi-corp.com

www.gvi-corp.com

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